--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                   PACIFIC RESEARCH & ENGINEERING CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                   PACIFIC RESEARCH & ENGINEERING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------
                           COMMON STOCK, NO PAR VALUE
            SHAREHOLDER WARRANTS TO PURCHASE SHARES OF COMMON STOCK
   REPRESENTATIVE WARRANTS TO PURCHASE SHARES OF COMMON STOCK AND SHAREHOLDER
                                    WARRANTS
            THE EXECUTIVE WARRANT TO PURCHASE SHARES OF COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
SHARES OF COMMON STOCK: 694932104                    REPRESENTATIVE WARRANT: N/A
SHAREHOLDER WARRANTS: 694932112                           EXECUTIVE WARRANT: N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                                 JACK WILLIAMS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                   PACIFIC RESEARCH & ENGINEERING CORPORATION
                             2070 LAS PALMAS DRIVE
                               CARLSBAD, CA 92009
                                 (760) 438-3911
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------
                                    Copy to:

                            REBECCA K. SCHMITT, ESQ.
                          CHRISTOPHER P. BIFONE, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                        4365 EXECUTIVE DRIVE, SUITE 1600
                            SAN DIEGO, CA 92121-2189

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Harris Corporation, a Delaware corporation ("Harris"), through its wholly-owned subsidiary Space Coast Merger Corp., a California corporation ("Offeror"), to purchase all of the Offer Securities (as defined below) of Pacific Research & Engineering Corporation, a California corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Pacific Research & Engineering Corporation, a California corporation. The address of the principal executive office of the Company is 2070 Las Palmas Drive, Carlsbad, California, 92009. The classes of equity securities to which this Schedule 14D-9 relates are (i) all outstanding shares of Common Stock, no par value (the "Shares") of the Company, at a purchase price of $2.35 per Share, (ii) any and all issued and outstanding warrants issued by the Company pursuant to the Warrant Agreement (the "Shareholder Warrant Agreement"), dated as of May 28, 1996, by and between the Company and Wells Fargo Bank N.A. as Warrant Agent (the "Shareholder Warrants") of the Company, at a purchase price of $0.15 per Shareholder Warrant, (iii) any and all issued and outstanding warrants issued to representatives of Nutmeg Securities, Ltd. pursuant to the Representative's Warrant to Purchase Units of Common Stock and Redeemable Warrants (the "Representative Warrant Agreement"), each dated as of May 31, 1996, by and between the Company and each of John Lane, Daniel Guifoile, Matthew Rochlin, Gayle Aufderhide, Cathy Mayberry and Stephen Marchese (the "Representative Warrants"), at a purchase price of $0.15 per each Share underlying each such Representative Warrant, and (iv) the issued and outstanding warrant issued to John W. Barrett pursuant to the Warrant to Purchase Common Stock of the Company (the "Executive Warrant Agreement"), by and between John W. Barrett and the Company (the "Executive Warrant" and, collectively with the Shareholder Warrants and the Representative Warrants, the "Warrants") at a purchase price of $0.15 per each Share underlying the Executive Warrant. As used herein, "Offer Securities" shall mean the Shares and the Warrants.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1, dated August 9, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed with the United States Securities and Exchange Commission (the "Commission") by Harris and Offeror, relating to an offer by the Offeror on behalf of Harris, to purchase (i) all outstanding Shares at a price of $2.35 per Share (the "Share Offer Price"), (ii) any and all of the Shareholder Warrants at a price of $0.15 per Shareholder Warrant (the "Shareholder Warrant Offer Price"), (iii) any and all of the Representative Warrants at a price of $0.15 per each Share underlying each such Representative Warrant ("the Representative Warrant Offer Price") and (iv) the Executive Warrant at a price of $0.15 per each Share underlying the Executive Warrant (the "Executive Warrant Offer Price" and, collectively with the Share Offer Price, the Shareholder Warrant Offer Price and the Representative Warrant Offer Price, the "Offer Price"), in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth therein. The principal executive offices of each of Harris and the Offeror are located at 1025 West NASA Blvd., Melbourne, Florida, 32919.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 2, 1999 (the "Merger Agreement") by and among the Company, Harris and the Offeror, which provides that, among other things, as soon as practicable after the purchase of Offer Securities validly tendered and not withdrawn pursuant to the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of California ("California Law"), Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Harris. At the effective time of the Merger (the "Effective Time"), (i) each Share that is issued and outstanding (other than Shares owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror or any wholly owned subsidiary of Harris or Shares held by shareholders who perfect their dissenters' rights under the California General Corporation Law will be canceled and converted into the right to receive $2.35 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest thereon, (ii) each Shareholder Warrant that is issued and outstanding immediately prior to the Effective Time

(other than any Shareholder Warrants owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror or any other wholly owned subsidiary of Harris) shall no longer be exercisable into the right to receive Shares, but shall become exercisable into the right to receive $2.35 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest, upon exercise of the Shareholder Warrant and payment by the holder of the $8.00 per Share exercise price provided in the Shareholder Warrant Agreement, (iii) each Representative Warrant that is issued and outstanding immediately prior to the Effective Time (other than any Representative Warrants owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror or any other wholly owned subsidiary of Harris) shall no longer be exercisable into the right to receive Shares or Shareholder Warrants, but shall become exercisable into the right to receive (A) for each Share underlying the Representative Warrant, $2.35 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest, upon exercise of the Representative Warrant and payment by the holder of the $8.52 per Share exercise price for each Share provided in the Representative Warrant Agreement and (B) for each Shareholder Warrant underlying the Representative Warrant, $0.15 (or any higher price that may be paid for each Shareholder Warrant pursuant to the Offer) in cash, without interest, upon exercise of the Representative Warrant and payment by the holder of the $0.155 per Shareholder Warrant exercise price for each Shareholder Warrant provided in the Representative Warrant Agreement, and (iv) if issued and outstanding immediately prior to the Effective Time, the Executive Warrant shall no longer be exercisable into the right to receive Shares, but shall become exercisable into the right to receive for each Share underlying the Executive Warrant, $2.35 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest, upon exercise of the Executive Warrant and payment of the $4.68 per Share exercise price for each Share provided in the Executive Warrant Agreement. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9. Although Harris is offering to purchase the Offer Securities through Offeror, Harris has agreed to take all action necessary to cause Offeror to fulfill all its obligations with respect to the Offer and otherwise under the Merger Agreement, including without limitation the obligation to make payment for the Offer Securities.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to Pacific Research & Engineering Corporation.

     (b) Except as set forth below, to the Company's knowledge, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or
(ii) Harris, Offeror or their respective executive officers, directors or affiliates.

          (1) Certain Contracts, Agreements, Arrangements or Understandings between the Company and its Executive Officers, Directors and Affiliates.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS; OTHER AGREEMENTS

     In March 1996, the Company entered into an employment agreement with Jack Williams with an initial term of three years. Mr. Williams continues to serve as Chairman and Chief Executive Officer of the Company pursuant to the terms of the agreement, although the initial term expired in April 1999. Mr. Williams' base salary is currently $170,000. He is also eligible to receive a bonus based upon achievement of certain goals as determined by the Board of Directors. Mr. Williams also receives an automobile allowance of $250 per month.

     In June 1998, the Company entered into a employment agreement with Mr. Donald Naab, pursuant to which he became President and Chief Operating Officer. The initial term of the employment agreement continues until December 31, 1999, at which time it may be renewed for a future unspecified term at the discretion of the Company. The agreement provides for a base salary of $204,360 per annum and a bonus based upon achievement of certain goals as determined by the Board of Directors. In addition, the agreement provided for a one-time $15,000 bonus payable upon the condition that Mr. Naab was employed by the Company on December 31, 1998. Furthermore, Mr. Naab was granted stock options to purchase an aggregate of 75,000 shares of the Company's Common Stock at $3.625 per share and the Company agreed to pay Mr. Naab the real estate agent commission on the sale of his home totaling up to $57,109. Mr. Naab also receives an automobile allowance of $250 per month. Effective April 12, 1999, the Company amended the employment agreement with Mr. Naab to extend the initial term of employment for two additional years continuing until December 31, 2001.

     In February 1999, the Company entered into an employment agreement with Mr. Blake Clark, pursuant to which he became Vice President and Chief Financial Officer. The agreement provides for a base salary of $130,000 per annum and a bonus based upon achievement of certain goals as determined under a management incentive plan. In addition, Mr. Clark received 30,000 stock options in accordance with the terms and conditions of the Company's 1996 Omnibus Stock Plan. Mr. Clark also receives an automobile allowance of $250 per month. Mr. Clark's employment was not for any specified period and could be terminated at any time. Effective April 12, 1999, the Company amended the employment agreement with Mr. Clark to provide for a term of employment continuing until March 31, 2001. In the event that Mr. Clark's employment under this agreement is terminated involuntary for any reason other than termination for cause (as defined in the agreement), Mr. Clark's base salary will continue for the duration of the employment term.

     The Company has entered into employment agreements with all of the remaining executive officers which provide for base salary and bonus based upon achievement of certain goals as determined by a management incentive plan.

     The Company has borrowed $240,000 in the form of promissory notes payable to Mr. Williams. The notes are payable upon demand and bear interest at 9% per annum.

     As a result of the Company entering into the Merger Agreement on August 2, 1999, all stock options outstanding under the 1996 Omnibus Stock Plan, either pursuant to the terms of the respective option agreements or by agreement between Company and Harris, will vest in full immediately prior to the consummation of the Offer or the Effective Time, whichever is earlier. See "The Merger Agreement; the Shareholder Agreements; and the Option Agreement -- Stock Based Compensation."

COMPENSATION OF DIRECTORS

     Michael Bosworth, John Robbins, John Lane, and Herbert McCord each receive $1,000 per month as a retainer and $750 per directors' meeting and committee meeting attended. In addition, Messrs. Bosworth, Robbins, Lane and McCord each have been granted options to purchase 12,500, 12,500, 7,500, and 10,000 shares of Common Stock, respectively. For each meeting of the Board of Directors which they attend, directors are reimbursed for reasonable travel expenses incurred.

     At the time of the Company's public offering in 1996, Mr. Lane was an executive officer and controlling person of Nutmeg Securities, the principal underwriter of such offering. The total underwriting discounts and commissions paid by the Company with respect to such offering were $550,000. In addition, Nutmeg Securities received (i) a non-accountable expense allowance of $165,000 and (ii) warrants to purchase up to 50,000 units at $17.05 per unit exercisable over four (4) years commencing May 28, 1997, with each unit consisting of two shares of the Company's Common Stock and one redeemable Common Stock Purchase Warrant of the Company, and (iii) a consulting fee of $72,000.

INDEMNIFICATION

     The Articles of Incorporation of the Company provide that the liability of a director of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.

     The By-Laws of the Company provide that the Company may indemnify its agents, including its directors and officers, and persons serving in such capacities in other business enterprises at the Company's request, against expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action brought against such person by reason of the fact that such person is or was an agent of the Company, if such person acted in good faith, in a manner such person believed would be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. The By-Laws allow the Company to advance expenses incurred in connection with defending such a proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall ultimately be determined that the agent is entitled to indemnification.

The rights conferred in the By-Laws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. In addition, the By-Laws permit the Company to maintain director and officer liability insurance.

     The Company has entered into indemnification agreements with all of its directors and executive officers.

          (2) Certain Contracts, Agreements, Arrangements or Understandings between the Company and Harris, Offeror or the Executive Officers, Directors and Affiliates of Harris or Offeror.

     Pursuant to the Merger Agreement, within five days after the purchase of the Shares constituting the Minimum Condition (as defined later) by Offeror pursuant to the Offer or the Effective Time of the Merger, whichever is earlier, Harris shall pay, or shall cause a subsidiary of Harris to pay, the principal amount and any accrued interest under the certain promissory notes payable to The Williams Family Trust dated June 11, 1999, June 17, 1999, July 8, 1999 and July 9, 1999, in the principal aggregate amount of $240,000.

     In addition, pursuant to the terms of the Merger Agreement and as a condition of the Offer, Jack Williams shall enter into an employment agreement with the Company which shall include, among other things, a covenant not to compete. Other employees of the Company may enter into agreements with the Company regarding their employment after the completion of the Merger.

THE MERGER AGREEMENT; THE SHAREHOLDER AGREEMENTS; AND THE STOCK OPTION AGREEMENT

     The following summary of certain provisions of the Merger Agreement, Shareholder Agreements and the Stock Option Agreement is presented only as a summary and is qualified in its entirety by reference to each of the Merger Agreement, Shareholder Agreements and the Stock Option Agreement, copies of which are filed as exhibits to this Schedule 14D-9.

     The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Each of the Company, Harris and the Offeror has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall cooperate with each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Each of the Company, Harris and the Offeror shall, and shall cause its subsidiaries to, use its commercially reasonable efforts to take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, approval of, or any waiver from, any governmental entity or other public or private third party required to be obtained or made by Harris, the Offeror or the Company or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with California Law, the Offeror shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue its corporate existence under the laws of the State of California as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror and the Company in accordance with California Law. At the Effective Time, the charter and the bylaws of the Offeror shall be the charter and the bylaws of the Surviving Corporation, and the directors and officers of the Offeror shall become the directors and officers of the Surviving Corporation. The Merger Agreement further provides that upon the terms and subject to the conditions of the Merger Agreement, if the Offeror acquires at least 90% of the outstanding Shares, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after acceptance and payment for the Shares by the Offeror pursuant to the Offer without a meeting of the shareholders of the Company, in accordance with California Law.

     Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of any securities of the Offeror or the Company, each Share (other than Shares owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror, any other wholly-owned subsidiary of Harris or shares held by shareholders who perfect their dissenter's rights under California Law) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Share Offer Price (or any higher price that may be paid for each Share pursuant to the Offer). Each share of stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Offeror, be converted into and become one fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. As a result, the Surviving Corporation will be a wholly owned subsidiary of Harris. Each Shareholder Warrant that is issued and outstanding immediately prior to the Effective Time (other than any Shareholder Warrants owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror or any other wholly owned subsidiary of Harris) shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be exercisable into the right to receive Shares, but shall become exercisable, in accordance with Section 9.4 of the Shareholder Warrant Agreement, into the right to receive an amount in cash equal to the Share Offer Price (or any higher price that may be paid for each Share pursuant to the Offer), without interest, upon exercise of the Shareholder Warrant and payment by the holder of the exercise price as provided in the Shareholder Warrant Agreement. Each Representative Warrant that is issued and outstanding immediately prior to the Effective Time (other than any Representative Warrants owned by the Company, any wholly owned subsidiary of the Company, Harris, the Offeror or any other wholly owned subsidiary of Harris) shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be exercisable into the right to receive Shares or Shareholder Warrants, but shall become exercisable, in accordance with Section (g)(B) of the Representative Warrant Agreement, into the right to receive (i) for each Share underlying the Representative Warrant, an amount in cash equal to the Share Offer Price (or any higher price that may be paid for each Share pursuant to the Offer), without interest, upon exercise of the Representative Warrant and payment by the holder of the exercise price for each Share as provided in the Representative Warrant Agreement and (ii) for each Shareholder Warrant underlying the Representative Warrant, an amount in cash equal to the Shareholder Warrant Offer Price (or any higher price that may be paid for each Shareholder Warrant pursuant to the Offer), without interest, upon exercise of the Representative Warrant and payment by the holder of the exercise price for each Shareholder Warrant as provided in the Representative Warrant Agreement. If issued and outstanding immediately prior to the Effective Time, the Executive Warrant shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be exercisable into the right to receive Shares, but shall become exercisable, in accordance with Section 13.1(a) of the Executive Warrant Agreement, into the right to receive for each Share underlying the Executive Warrant, an amount in cash equal to the Share Offer Price (or any higher price that may be paid for each Share pursuant to the Offer), without interest, upon exercise of the Executive Warrant and payment of the exercise pr ice for each Share as provided in the Executive Warrant Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Harris and the Offeror. The representations and warranties of the Company relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and the Option Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by the Company with the Commission under the Securities Act and the Exchange Act (including financial statements included in the documents filed by the Company under these acts); information supplied by the Company; the absence of certain events since December 31, 1998; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees, employment practices and change of control agreements; compliance with worker safety laws; liabilities; products; certain labor matters; intellectual property matters and Year 2000 compliance; title to assets; state takeover laws; required votes; accounts receivable; inventories; environmental matters; suppliers and customers; insurance; accuracy of certain information; transactions with affiliates; brokers and contracts.

     The Offeror and Harris have also made customary representations and warranties to the Company. Representations and warranties of the Offeror and Harris relate, among other things, to: their organization and authority to enter into the Merger Agreement, the Option Agreement and the Shareholder Agreements and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; operations of the Offeror; and brokers.

     Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed that, except as otherwise expressly contemplated by the Merger Agreement or without the prior written consent of Harris:

          (a) the Company shall in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it;

          (b) the Company shall not (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (c) the Company shall not issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company stock option plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of Company stock options outstanding on the date of the Merger Agreement in accordance with their current terms, (ii) the issuance of Shares upon exercise of the Warrants, or (iii) the issuance of Shares pursuant to the Option Agreement.

          (d) the Company shall not amend its charter or bylaws;

          (e) the Company shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof;

          (f) the Company shall not, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than sales of inventory that are in the ordinary course of business consistent with past practice;

          (g) the Company shall not incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than in the ordinary course of business consistent with past practice;

          (h) the Company shall not alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company;

          (i) the Company shall not enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment or consulting agreement;

          (j) the Company shall not increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company who are not officers of the Company) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

          (k) the Company shall not knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

          (l) the Company shall not make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

          (m) the Company shall not prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

          (n) the Company shall not settle or compromise any federal, state, local or foreign income tax dispute;

          (o) the Company shall not settle or compromise any claims or litigation or commence any litigation or proceedings;

          (p) the Company shall not enter into or amend any agreement or contract (i) having a term in excess of 12 months and which is not terminable by the Company without penalty or premium by notice of 30 days or less, (ii) which involves or is expected to involve future payments of $100,000 or more during the term thereof; or (iii) any other agreement or contract material to the Company; or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $100,000;

          (q) the Company shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms;

          (r) the Company shall not purchase or exercise the option to purchase the aircraft pursuant to the Aircraft Purchase and Sale Agreement between the Company and VisionAire Corporation dated December 18, 1996; and

          (s) the Company shall not authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     No Solicitation. The Company shall not, nor shall it permit any affiliate to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its affiliates to, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any affiliate in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of Offer Securities pursuant to the Offer, if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority thereof after consultation with independent counsel, the Company and its representatives may, in response to an unsolicited request therefor, and subject to compliance with the Merger Agreement, furnish information with respect to the Company and its affiliates to any person pursuant to a customary confidentiality statement (as determined by the Company's independent counsel) and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for a merger or other business combination involving the Company or any of its affiliates or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its affiliates, other than the transactions contemplated by the Merger Agreement, the Option Agreement and certain financing or investment solely by the Company's officers and directors after termination of the Merger Agreement, if applicable, and "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all its assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines, at a duly constituted meeting of the Board of Directors or by unanimous written consent, in its reasonable good faith judgment to be more favorable to the Company's shareholders than the Merger (after consultation with the Company's independent financial advisor) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of such disinterested members, as expressed in a resolution adopted at a duly constituted meeting of such members (after consultation with the Company's independent financial advisor), is reasonably capable of being obtained by such third party.

     The Merger Agreement provides further that, the Company must advise Harris orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of the Company or, to the knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry no later than 24 hours following receipt of such Takeover Proposal or inquiry. If the Company intends to furnish any person with any information with respect to any Takeover Proposal, the Company is required to advise Harris orally and in writing of such intention not less than one full business day in advance of providing such information. The Company is further required to keep Harris fully informed of the status and details of any such Takeover Proposal or inquiry.

     Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any Confidentiality or standstill agreement to which the Company is a party (other than any involving Harris). The Company has also agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

     Stock Based Compensation. Prior to the consummation of the Offer or the Effective Time, whichever is earlier, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary or appropriate to (i) cause each option to purchase Shares that was outstanding as of the date of the Merger Agreement to vest and to be exercisable immediately prior to the consummation of the Offer or the Effective Time, whichever is earlier, and (ii) cause each option to purchase Shares that is outstanding upon the consummation of the Offer or the Effective Time, whichever is earlier, to be canceled as of the consummation of the Offer or the Effective Time, whichever is earlier. In consideration of such cancellation, each holder of such canceled option shall be entitled to receive from the Company an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Share Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. The amounts payable pursuant to the Merger Agreement will be paid as soon as reasonably practicable following the acceptance for payment by the Offeror pursuant to the Offer or the Effective Time, whichever is earlier. The amount payable to any option holder will be reduced to the extent necessary to prevent such payment, together with any other amounts payable to such option holder by the Company, from constituting a "parachute payment," within the meaning of section 280G of the Code.

     The Company has also agreed to take all actions necessary to provide that, effective as of acceptance for payment by the Offeror of Offer Securities pursuant to the Offer or the Effective Time, whichever is earlier, each of the Company's stock option plans and any similar plan or agreement of the Company will be terminated, any rights under any other plan, program, agreement or arrangement to the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be terminated, and no holder of an option to purchase Shares will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any stock option.

     Indemnification. Pursuant to the Merger Agreement, Harris and the Offeror agreed that from and after the Effective Time, Harris will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company to the same extent and in the same manner and subject to the same limits as such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to California Law, the Company's charter or bylaws for acts or omissions occurring at or prior to the Effective Time.

     Harris has also agreed to cause the Surviving Corporation to provide, for a period of not less than three years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

     Effective at the Effective Time, Harris will guarantee the obligations of the Surviving Corporation under the immediately preceding two paragraphs.

     Board Representation. The Merger Agreement provides that promptly after such time as the Offeror acquires Offer Securities pursuant to the Offer, the Offeror will be entitled to designate at its option up to that number of directors of the Company's Board of Directors, subject to compliance with
Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Offeror equal to the percentage of the aggregate voting power of the Shares held by Harris or any of its subsidiaries and the Company shall, at such time cause the Offeror's designees to be so elected by its existing Board of Directors; provided, however, that if Harris and its subsidiaries shall hold at least 90% of the aggregate voting power of the Shares, the Offeror shall be entitled to designate all of the members of the Company's Board of Directors provided, further, that if the Offeror shall have purchased the Revised Minimum Number of Shares in the Offer, such number of directors shall be rounded up to the greatest whole number plus one to give the Offeror at least a majority of the members of the Company's Board of Directors. However, in the event that the Offeror's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person or persons to fill such vacancy each of whom shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company, or officers or affiliates of Harris or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Harris, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Offeror's designees to be elected or appointed to the Company's Board of Directors as provided above.

     Obligations of Harris. Subject to obtaining the consent from Imperial Bank to an assignment and assumption of the Line of Credit Facility and Note Payable between the Company and Imperial Bank, dated October 5, 1998, Harris shall assume and pay, or shall cause a subsidiary of Harris to assume and pay, the indebtedness for borrowed money under such Facility in the principal amount of $2,705,812 plus accrued interest within five days of the purchase of Shares constituting the Minimum Condition by the Offeror pursuant to the Offer or the Effective Time, whichever is earlier.

     Harris shall assume, or shall cause a subsidiary of Harris to assume, the promissory notes payable by the Company to the Williams Family Trust dated June 11, 1999, June 17, 1999, July 8, 1999 and July 9, 1999 in the aggregate amount of $240,000 and shall pay the principal amount and any accrued interest in respect of such notes within five days of the purchase of the Shares constituting the Minimum Condition by the Offeror pursuant to the Offer or the Effective Time, whichever is earlier, upon delivery and cancellation of such notes.

     Harris has agreed that, after the Effective Time, it shall use commercially reasonable efforts to terminate the guarantee obligations of Jack and Ellyn Williams related to those certain lease agreements with the Levine Family Trust and Carlsbad Las Palmas, LLC, respectively. Harris and its affiliates shall not be obligated to pay any fees in connection with such efforts.

     Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) if required by applicable law, the shareholders of the Company shall have approved the Merger Agreement;
(ii) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over the Company or Harris or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal; and (iii) the Offeror shall have previously accepted for payment and paid for Offer Securities pursuant to the Offer, or, if the Minimum Condition is not satisfied, the Offeror shall have exercised its right to call the Special Shareholders Meeting pursuant to the Merger Agreement.

     The obligations of Harris and the Offeror to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) the Company shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of the Company contained in the Merger Agreement shall be true and correct on and as of the Effective Time as if made on and as of such date, and Harris shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect, (ii) the Company shall have obtained the consent or approval of each person or Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated by the Merger Agreement under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except as to which the failure to obtain such consents and approvals would not, in the reasonable opinion of Harris, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement) on the Company or Harris or upon the consummation of the transactions contemplated in the Merger Agreement, the Option Agreement or the Shareholder Agreements, (iii) in obtaining any approval or consent required to consummate any of the transactions contemplated in the Merger Agreement, in the Option Agreement or the Shareholder Agreements, no Governmental Entity shall have imposed or shall have sought to impose any condition, penalty or requirement which, in the reasonable opinion of Harris, individually or in aggregate would have a Material Adverse Effect (as defined in the Merger Agreement) on the Company or Harris, and (iv) since the date of the Merger Agreement, there shall have been no Material Adverse Change (as defined in the Merger Agreement) with respect to the Company, and Harris shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the shareholders of the Company: (a) by mutual written consent of Harris and the Company; (b) by either Harris or the Company:
(i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in this Offer to Purchase (see Section 15) shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Offer Securities pursuant to the Offer or (y) the Offeror shall not have accepted for payment any Offer Securities pursuant to the Offer prior to and the Offeror shall not have exercised its right to request the Company to call the Special Shareholders Meeting pursuant to the Merger Agreement on or prior to September 30, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Offer Securities pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Harris or the Offeror prior to the purchase of Offer Securities pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (e) or (f) described below in Section 15 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company; (d) by Harris or the Offeror if either Harris or the Offeror is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) described below in Section 15; (e) by the Company if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Board of

Directors of the Company determines in its reasonable good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that the Company has complied with the no solicitation, notice and other provisions of the Merger Agreement and it complies with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "Fees and Expenses"); and provided further that the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until one full business day has elapsed following the delivery to Harris of a written notice of such determination by the Board of Directors of the Company; or (f) by the Company, if (i) any of the representations or warranties of Harris or the Offeror set forth in the Merger Agreement shall not be true and correct in any material respect or (ii) Harris or the Offeror shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Harris or the Offeror to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Harris or the Offeror, as applicable. In the event of a termination of the Merger Agreement by either the Company or Harris, the Merger Agreement shall become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Harris, the Offeror or the Company or their respective officers or directors, other than for liability for any willful breach of a representation or warranty contained in the Merger Agreement or the breach of any covenant contained in the Merger Agreement.

     Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

     The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Harris the following amounts under the circumstances and at the times set forth as follows: (i) if Harris or the Offeror terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, the Company shall pay the Expenses (as defined below) of Harris and a $750,000 termination fee (the "Termination Fee") upon demand;
(ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Termination Fee within one business day following such termination and the Expenses of Harris upon demand; and (iii) if Harris or the Offeror terminates the Merger Agreement under clause (c) under "Termination" above and, at the time of such termination, a Takeover Proposal shall have been made, the Company shall pay the Expenses of Harris, upon demand; in addition, if concurrently therewith or within nine months after such termination, (A) the Company enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal or a Takeover Proposal is consummated, involving any party (1) with whom the Company had any discussions with respect to a Takeover Proposal, (2) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), prior to such termination, or (B) the Company enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, the Company shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal. The Merger Agreement provides that Harris will pay, or cause to be paid, in same day funds to the Company, the Expenses of the Company if the Company terminates the Merger Agreement in accordance with the provisions described in clause (f) under "Termination" above.

     For purposes of the Merger Agreement, "Expenses" means with respect to Harris or the Company, as the case may be, documented out-of-pocket fees and expenses incurred or paid by or on behalf of Harris or the Company, as the case may be, in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Harris or the Company, as the case may be; provided that the Expenses of Harris or the Company shall not exceed $250,000.

     Pursuant to the Merger Agreement, the aggregate amount of the Termination Fee and Expenses payable to Harris shall be reduced to an amount not less than zero by subtracting from the aggregate amount otherwise payable to Harris the amount realized or anticipated to be realizable (based on the facts as they exist on the date such aggregate amount shall become due) by Harris under the Option Agreement; provided, that if such aggregate amount shall be so reduced by an amount realizable by Harris and thereafter the Option Agreement shall terminate without receipt by Harris of such amount, then, to the extent Harris is entitled to receive such aggregate amount, an additional payment shall be made to Harris in such amount promptly following such termination.

     Certain Conditions to the Offeror's Obligations. Notwithstanding any other term of the Offer or the Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Offer Securities after the termination or withdrawal of the Offer), to pay for any Offer Securities tendered pursuant to the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least the Minimum Condition. In the event that any additional shares are issued after August 2, 1999, the number of shares that would constitute the Minimum Condition shall be adjusted so that, after such issuance, the Minimum Condition equals at least 90% of the number of shares then issued and outstanding. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Offer Securities not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Offer Securities for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Harris or any of its subsidiaries that constitutes a breach of the Merger Agreement):

          (a) there shall be threatened or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Harris or the Offeror of any Offer Securities under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements (including the voting provisions thereunder), or seeking to obtain from the Company, Harris or the Offeror any damages that would have a Material Adverse Effect on the Company, (ii) seeking to prohibit or materially limit the ownership or operation by the Company or Harris or its subsidiaries of a material portion of the business or assets of the Company or Harris and its subsidiaries, taken as a whole, or to compel the Company or Harris to dispose of or hold separate any material portion of the business or assets of the Company or Harris and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements, (iii) seeking to impose material limitations on the ability of Harris or the Offeror to acquire or hold, or exercise full rights of ownership of, any Offer Securities to be accepted for payment pursuant to the Offer, including the right to vote the Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Harris or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Company; or there shall be pending by any other person any suit, action or proceeding which is reasonably likely to have a Material Adverse Effect on the Company.

          (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred any Material Adverse Change with respect to the Company or prior to the expiration of the Offer or the withdrawal of the Offer in which the Offeror calls a Special Shareholders Meeting, whichever is earlier, the Company shall not have obtained the consent of Imperial Bank, the Levine Family Trust and Carlsbad Las Palmas, LLC to enter into the Merger Agreement and the Option Agreement;

          (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Harris or the Offeror its approval or recommendation of the Offer, the

     Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement (other than certain representations relating to capital structure, corporate authority, brokers and vote of shareholders) shall not be true and correct, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, except where the failure of such representations, individually or in the aggregate, to be so true and correct would not have a Material Adverse Effect on the Company, and any of the representations and warranties of the Company excluded from the foregoing shall not be true and correct in any material respect in each case at the date of the Agreement and at the scheduled or extended expiration of the Offer;

          (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (g) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, (iv) a commencement of war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a Material Adverse Effect on the Company or to materially adversely affect Harris's or the Offeror's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger, or (v) from the date of the Merger Agreement through the date of termination or expiration, a decline of at least 25% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index;

          (h) (i) the Shareholder Agreements shall not be in full force and effect or any Shareholder (as defined therein) that is a party thereto shall be in material breach thereof or have indicated such Shareholder's intention not to perform such Shareholder's obligations thereunder or (ii) an employment and noncompetition agreement between the Company and Jack Williams, acceptable to Harris, shall not have been entered into between Mr. Williams and the Company;

          (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Harris, the Offeror, or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the Shares, or any beneficial owner of 20% or more of the Shares or any of its affiliates or any group of which any of them is a member shall have increased or announced its intention to increase its beneficial ownership of Shares by more than 1%; or

          (j) the Merger Agreement shall have been terminated in accordance with its terms.

which, in the judgment of Harris in any such case, and regardless of the circumstances (including any action or omission by Harris or the Offeror) giving rise to any such condition, makes it inadvisable to proceed with such acceptance of such Offer Securities for payment or the payment therefor.

     The foregoing conditions are for the sole benefit of Harris and the Offeror and may, subject to the terms of the Merger Agreement, be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

THE SHAREHOLDER AGREEMENTS

     Pursuant to the Shareholder Agreements, each Tendering Shareholder has agreed that, (a) such Tendering Shareholder shall vote the Shares held by such Tendering Shareholder in favor of the Merger and the Merger Agreement; (b) such Tendering Shareholder shall vote his Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's charter or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, their Shares to any person (except for any sale or transfer of options or warrants to the Company) other than the Offeror or the Offeror's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Shareholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of such Tendering Shareholder to,
(i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal, (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to or approve or recommend any Takeover Proposal; and (e) so long as the Merger Agreement has not been terminated, the Tendering Shareholder shall tender pursuant to the Offer and not withdraw the Shares and Warrants owned by such Tendering Shareholders; provided, however, that Donald Naab shall not be obligated to tender his Shares pursuant to the Offer until September 30, 1999 or any time thereafter (so long as the Offer has not expired or been withdrawn by the Offeror).

     The Shareholder Agreements terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms; provided, however, that the Shareholder Agreements will not terminate until 60 days after termination pursuant to clause (ii) immediately above if (A) the Merger Agreement is terminated by Harris or the Offeror pursuant to clause (d) of "Termination" above because of the withdrawal or modification in the recommendation by the Board of Directors of the Company of the Offer, the Merger and the Merger Agreement or because the Board of Directors has adopted a resolution to that effect, if prior to the time of such withdrawal or modification or the adoption of such resolution, a Takeover Proposal shall have been made, (B) the Merger Agreement has been terminated by Harris or the Offeror pursuant to clause (d) of "Termination" above because of the Board of Director's recommendation of a Takeover Proposal, or because the Board of Directors has adopted a resolution to effect such recommendation, or (C) the Merger Agreement is terminated by the Company pursuant to clause (e) under "Termination" above or
(iii) the Merger Agreement is amended in a manner adverse to the Tendering Shareholder without the Tendering Shareholder's consent, which consent shall not be unreasonably withheld or delayed (the "Shareholder Agreement Termination Date").

STOCK OPTION AGREEMENT

     Pursuant to the Stock Option Agreement, the Company has granted Harris an irrevocable option (the "Option") to purchase from time to time the Company Option Shares at a price of $2.35 per share, which may be exercised, in whole or from time to time in part, at any time after the date of the Option Agreement and prior to the termination of the Option. Harris may exercise the Option if neither Harris nor the Offeror shall have breached any of its material obligations under the Merger Agreement and no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States invalidating the grant or prohibiting the exercise of the Option shall be in effect and if one or more of the following events shall have occurred on or after the date of the Option Agreement: (i) any individual, corporation, partnership, limited liability company or other entity or group (such person, corporation, partnership, limited liability company or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding Shares (other than a person who, as of the date hereof, is the beneficial owner of 20% or more of the outstanding Shares (a "20% Holder"));
(ii) any 20% Holder increases his beneficial ownership of Shares by more than 1% (other than Jack or Ellyn Williams or the Williams Family Trust pursuant to a Post-Termination Company Financing (as defined in the Merger Agreement); (iii) any group (other than a group which includes or may reasonably be deemed to include Harris or any of its affiliates) is formed which beneficially owns 20% or more of the outstanding Shares; (iv) any Person (other than Harris or its affiliates) shall have commenced a tender or exchange offer for 20% or more of the then outstanding Shares or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of the Company, or other similar business combination involving the Company; (v) the Company enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving the Company or a "significant subsidiary" (as defined in Rule 1.02(v) of Regulation S-X as promulgated by the Commission) of the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company or a significant subsidiary of the Company (other than the transactions contemplated by the Merger Agreement); (vi) any Person (other than Harris or its affiliates or Jack or Ellyn Williams or the Williams Family Trust pursuant to a Post-Termination Company Financing (as defined in the Merger Agreement) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of Shares which, together with all Shares beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding Shares; or (vii) there is a public announcement with respect to a plan or intention by the Company, other than Harris or its affiliates, to effect any of the foregoing transactions. For purposes of the Option Agreement, the terms "group" and "beneficial owner" are defined by reference to Section 13(d) of the Exchange Act.

     Harris' obligation to purchase the Company Option Shares following the exercise of the Option, and the Company's obligation to deliver the Company Option Shares, are subject to the conditions that (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Company Option Shares shall be in effect, (ii) the purchase of the Company Option Shares will not violate Rule 10b-13 promulgated under the Exchange Act; and (iii) any applicable waiting periods under the HSR Act, shall have expired or been terminated.

     Prior to the termination of the Option in accordance with the Option Agreement, if a Put Event (as defined below) has occurred, Harris shall have the right, upon three business days' prior written notice to the Company, to require the Company to purchase the Option from Harris (the "Put Right") at a cash purchase price (the "Put Price") equal to the product determined by multiplying
(i) the number of Company Option Shares as to which the Option has not yet been exercised by (ii) the Spread (as defined below). As used in the Option Agreement, the term "Put Event" means the occurrence on or after the date hereof of any of the following: (i) any Person (other than Harris or its affiliates or Jack or Ellyn Williams or the Williams Family Trust pursuant to a Post-Termination Company Financing (as defined in the Merger Agreement) acquires or becomes the beneficial owner of 50% or more of the outstanding Shares or (ii) the Company consummates a merger or other business combination involving the Company or a significant subsidiary of the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company or a significant subsidiary of the Company (other than the transactions contemplated by the Merger Agreement) and the term "Spread" means the excess, if any, of (i) the greater of (x) the highest price (in cash or fair market value of securities or other property) per Share paid or to be paid within 12 months preceding the date of exercise of the Put Right for any Shares beneficially owned by any Person who shall have acquired or become the beneficial owner of 20% or more of the outstanding Shares after the date of the Option Agreement or (y) the average of the last reported sales prices quoted on the Amex of the Shares during the five trading days immediately preceding the written notice of exercise of the Put Right over (ii) $2.35.

     At any time after the termination of the Option and for a period of 90 days thereafter, the Company shall have the right, upon three business days' prior written notice, to repurchase from Harris (the "Repurchase Right"), all (but not less than all) of the Company Option Shares acquired by Harris pursuant to the Option Agreement and with respect to which Harris then has beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) at a price per share equal to the greater of (i) the average of the last reported sales price quoted on the Amex of Shares during the five trading days immediately preceding the written notice of exercise of the

Repurchase Right and (ii) $2.35, plus interest at a rate per annum equal to the costs of funds to Harris at the time of exercise of the Repurchase Right.

     In addition, the Stock Option Agreement provides that Harris will have certain registration rights with respect to any Company Option Shares purchased by Harris pursuant to the Stock Option Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has unanimously determined that each of the Merger Agreement, the Stock Option Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Offer Securities and unanimously recommends that holders of Offer Securities accept the Offer and tender their Offer Securities to Offeror thereunder.

     As set forth in the Merger Agreement, the Offeror will purchase Shares and the Warrants tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

     SHAREHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE OFFEROR IS NOT OBLIGATED TO PURCHASE ANY OFFER SECURITIES AND, SUBJECT TO CERTAIN LIMITATIONS, CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

     Under California Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are generally required to approve the Merger. Accordingly, if Offeror acquires a majority of the outstanding Shares in the Merger, the Offeror will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under California law, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Offeror will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's shareholders. Harris, Offeror, and the Company have agreed to use their reasonable best efforts to take, or to cause to be taken, all actions and to do, or to cause to be done all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Offeror does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under California Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, September 3, 1999, unless the Offeror extends the period of time for which the Offer is open. A copy of the press release issued by Harris and the Company on August 3, 1999 announcing the Merger and the Offer is filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference in its entirety.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     Background of the Offer.

FINANCIAL BACKGROUND OF THE COMPANY

     In November 1997, the Company engaged an investment-banking firm to provide the Company with introductions to acquisition financing sources and to provide advice with respect to an identified potential acquisition target. In May 1998, the investment-banking firm introduced the Company to one possible source of financing. In July 1998, the potential lender terminated negotiations due to concerns relating to the financial condition of the Company's acquisition target as well as concerns relating to the Company's financial status and cash flow issues. Based on these failed negotiations, the Company allowed the term of the engagement with the investment-banking firm to expire.

     Due to concerns relating to the Company's financial status and cash flow, the Company reassessed its desire to enter into a business combination and instead sought to obtain working capital and debt financing from banks to support its operating plans. The Company entered into a line of credit and term loan facility (the "Loan Agreement") with Imperial Bank (the "Bank") on October 4, 1998.

     In March 1999, the Company restated prior financial results for 1996, 1997 and the first three quarters of 1998. In addition, the Company reported a significant expense in the fourth quarter of 1998 due to higher costs of manufacturing, an increase in financial accounting reserves and a reduction in the carrying value of certain inventory. As a result, the Company reported a loss in each of 1996, 1997 and 1998.

     On March 28, 1999, the Company was notified by the Bank that it did not comply with the financial covenants in the Loan Agreement and accordingly was in default. Although the Bank did not demand immediate repayment of the loan, the Bank indicated that no further amounts could be borrowed under the Loan Agreement and that the Bank would reassess the creditworthiness of the Company with respect to the operating losses and shareholders' deficit.

     During the months of April and May, the Company's financial management held numerous meetings and discussions with the Bank in order to assist the Bank in its assessment of the Company. As a result of these discussions, the Company and the Bank agreed to maintain the line of credit at $2,175,000 total principal outstanding and to work towards a plan that would result in repayment in full of all outstanding borrowings under the Loan Agreement upon maturity of the existing line of credit on October 4, 1999.

     The Company has been restricted from borrowing additional funds under the line of credit and the Company has experienced increasing liquidity pressure. In order to satisfy its working capital requirements, the Company has extended its trade payables days outstanding with vendors and suppliers. The ability to procure materials necessary for production has become increasingly difficult due to the extended trade payables.

     In June and July 1999, the Company borrowed an aggregate of $240,000 from its CEO in order to meet its cash flow shortages. The Company incurred a loss of $654,000 for its second quarter of 1999.

BACKGROUND OF THE COMPANY'S DISCUSSIONS WITH POTENTIAL STRATEGIC PARTNERS

     In addition to the negotiations with Harris described in the following section, the Company simultaneously explored and considered a number of alternative transactions in the first half of 1999 and in July 1999, subject to the limitations imposed by the Exclusivity Agreement with Harris (as described in the following section).

     In January and February 1999, the Company was contacted by a party in the Company's industry regarding a possible joint venture.

     On March 16, 1999, at a meeting of the Company's Board, the Board considered challenges facing the Company and its need for a cash infusion. The Board determined that the Company should explore possible transactions with investors as a means to address those challenges. The Board appointed a negotiating committee (the "Negotiating Committee"), which was authorized to conduct preliminary negotiations with potential investors, acquirors or strategic partners on behalf of the Company and provide a report of such negotiations and proceedings to the Board.

     On March 19, 1999, at a meeting of the Board, the Board discussed with the Negotiating Committee the proceedings of the Negotiating Committee's preliminary discussions with potential investors. The Board considered a number of possible strategic and financial relationships.

     The Company's senior executive officers (referred to herein as "management") then had meetings in March through July with potential partners. In addition to its discussions with Harris, the Company held discussions with two other parties in the industry, one financial investor and one investment banking firm that specializes in the sale of companies (the "Alternative Parties"). The Company provided information to the Alternative Parties under Non-disclosure agreements with each. The Company had more than fourteen (14) meetings with Alternative Parties in the March through July time period.

     At Board meetings held on March 24, April 15 and May 3, management reported to the Board on the status of their discussions with Harris and the Alternative Parties. The Board considered the financial circumstances of the Company, cash flow issues, the Banks status and other factors and management presented its analysis of the Company's long-term prospects. The Board continued to authorize officers of the Company to negotiate with respect to potential business combinations.

     In late April, the Company was notified by one of the industry parties that the party was not able to pursue an investment in or acquisition of the Company.

     On May 20, 1999, the Board again met to discuss the status of discussions with Harris and the Alternative Parties. The Board also discussed the status of the Company's relationship with the Bank and a potential bridge financing by affiliates of the Company to meet the Company's immediate cash needs.

     Within the following week, the Company met with each party that showed a continued interest in the Company. The Company discussed the timing of an investment in or acquisition of the Company and possible structures.

     At a meeting on June 10, 1999, the Board discussed the status of the Company's discussions with Harris and each of the Alternative Parties. The Board also approved a bridge financing by affiliates of the Company. Due to the Company's financial circumstances and cash flow problems, the Board directed management to proceed diligently with discussions for a sale of or investment in the Company.

     At a meeting on June 22, 1999, the Board again considered the status of the Company's discussions with Alternative Parties and the potential timing of transactions. The Board also discussed the issues facing the Company if it did not enter into a transaction with any of Harris or the Alternative Partners. The Board determined that the best alternative for the Company's shareholders was a transaction with Harris and directed management to focus on completing such a transaction while still pursuing possible transactions with Alternative Parties.

     On June 23, 1999, management met with the investment-banking firm to discuss valuation issues regarding the Company and the investment banking firm's desire to go forward with the relationship and market the Company as an acquisition target. The Board conveyed to the management that the Company should not engage the investment-banking firm due to the cost of the services and the Company's cash flow situation.

     Thereafter, the Company continued its discussions with the remaining Alternative Parties to the extent it was not restricted by the Exclusivity Agreement with Harris as described in the following section. The Board continued to consider a possible transaction by the Company with the Alternative Parties at each of the five (5) Board meetings held in July.

NEGOTIATIONS WITH HARRIS

     In the second half of 1998, management met with an independent consultant for Harris on a number of occasions to discuss potential strategic relationships, including possible business combinations. The Company provided financial information to the consultant under the terms of a non-disclosure agreement.

     The Company's Board met on March 16, 1999, as described above.

     On March 18, 1999, management met with Harris' representatives to discuss the complementary technologies and market positions of Harris and the Company and the feasibility of an acquisition of the Company by Harris. The parties agreed to put together a business model that could be presented to the Board of Directors of the Company and the Board of Directors of Harris.

     The Company's Board met on March 19, 1999, as described above.

     In early April 1999, a Harris representative paid a visit to the Company's facility in order to stay abreast of the Company's operating procedures and financial performance.

     In mid April, Harris and the Company began preliminary discussions of valuation ranges for a possible acquisition of the Company.

     In late April and early May 1999, Harris and the Company continued to discuss the potential acquisition of the Company by Harris.

     On May 3, 1999, at a meeting of the Board, management briefed the Board regarding the status of discussions with Harris, including the preliminary indication of valuation. The Board considered methods for determining valuation and negotiating valuation issues. The Board instructed management to continue negotiations with Harris.

     The Company continued its discussions with Harris in May and early June. On June 10, 1999, the Board met to discuss the status of negotiations and discussions with Harris. The Board instructed management to continue such negotiations.

     On June 14, 1999, management met with representatives from Harris to discuss the business operations of a potential business combination between the Company and Harris.

     On June 15, 1999, Harris notified the Company that the Board of Directors of Harris would discuss the potential acquisition at a later meeting and representatives of Harris met with management to discuss moving forward with the potential acquisition of the Company by Harris. The Company and Harris executed a confidentiality agreement.

     On June 17, 1999, management met with representatives from Harris to review the Company's historical financial statements and to discuss structuring the Company as a business unit on the west coast and the integration of the Company's operations with Harris. Harris discussed its preliminary valuation of the Company.

     On June 21, 1999, management spoke with representatives of Harris to discuss the structure of a potential transaction and the resulting organization following an acquisition of the Company by Harris. The representatives of Harris informed management that Harris believed the appropriate value to be paid to the shareholders of the Company was approximately $9.1 million, less any debt to be assumed by Harris.

     On June 22, 1999, a Harris representative contacted the Company to discuss valuation issues. Harris indicated that it was unwilling to pay a higher price because of the Company's significant debt. Later that day, at a meeting of the Board, management briefed the Board on the status of proceedings with Harris and the valuation range proposed by Harris for an acquisition of the Company. The Board instructed management to continue negotiations with Harris.

     On June 23, 1999, the Company and a Harris representative discussed valuation issues and the retention of executive officers and key personnel.

     On June 25, 1999, Harris representatives contacted the Company and indicated that the Board of Directors of Harris had approved proceeding with the acquisition of the Company and that Harris wished to conduct due diligence at the Company the following week.

     On June 28, 1999, representatives of Harris contacted the Company and reaffirmed Harris' interest in proceeding with an acquisition of the Company. They then indicated that Harris would not proceed with its due diligence investigation of the Company unless the Company agreed to negotiate exclusively with Harris. An Exclusivity Agreement (the "Exclusivity Agreement") was distributed to the Board and the Company's legal counsel for review. The Company requested that the exclusivity period end July 14, 1999. The parties then agreed that representatives of Harris and its legal counsel would conduct due diligence at the Company on July 1 and July 2, 1999.

     On July 1, 1999, Harris agreed to certain requested revisions to the Exclusivity Agreement and provided a revised agreement.

     On July 2, 1999, at a meeting of the Board, management briefed the Board regarding the status of negotiations with Harris. The Company's legal counsel made a detailed presentation regarding the Board's fiduciary obligations. The Board determined that a transaction with Harris on the terms tentatively proposed would be fair to the shareholders and that a transaction with Harris had a greater possibility of success than any other potential transaction. Accordingly, the Board approved the form of Exclusivity Agreement proposed by Harris.

     Later that day, the Company contacted representatives of the Alternative Parties to notify them that the Company could not proceed with conversations or take any further action regarding a joint venture with, investment in, or possible acquisition of the Company by Alternative Parties while the Exclusivity Agreement with Harris was in effect. The Company then entered into an Exclusivity Agreement with Harris, with an expiration date of July 14, 1999. The Company subsequently renewed the Exclusivity Agreement on July 16, 1999 through July 23, 1999 and on July 30, 1999 through August 2, 1999.

     Harris continued to perform its due diligence review from July 1 to July 9, 1999, and the parties continued their discussions regarding the structure of the acquisition and the Company's operations.

     On July 10, 1999, counsel to Harris provided the initial draft of the Merger Agreement and related documents to the Company and its counsel. The Merger Agreement, the Stock Option Agreement and the Shareholders Agreements (collectively, the "Merger Documents") were distributed to each member of the Board.

     On July 16, 1999, the Board held a regularly scheduled meeting. Management reviewed with the Board the Merger Documents and communicated to the Board its understanding that Harris was prepared to assume the Company's debt obligations and initiate a tender offer to purchase all outstanding shares, options and warrants of the Company for an aggregate approximate value of $9.1 million. The Board discussed Harris' request to extend the period of the Exclusivity Agreement and agreed that such extension would be necessary to continue further progress in negotiations with Harris. The Board also discussed the interest shown by Alternative Parties in pursuing a potential transaction, but agreed that it was in the best interests of the Company and its shareholders to pursue an acquisition by Harris. The Company's legal counsel discussed with the Board its fiduciary duties in connection with a potential transaction and discussed the terms and conditions of the Merger Documents. The Board instructed management to continue with negotiations and to report on the results.

     On July 19, 1999, the Company's counsel contacted Harris' counsel to raise certain issues presented by the draft Merger Documents. On July 20, Harris' counsel contacted the Company's counsel to communicate Harris' responses to the issues raised.

     The parties continued to negotiate the terms of the agreements and Harris performed additional due diligence.

     On July 22, 1999, Harris informed management that it intended to offer $2.35 per share. The Company conveyed the price information to its directors on July 23, 1999.

     On July 26, 1999, the Board held a meeting to discuss the Offer and the terms of the Merger Documents including the prices of $2.35 per share and $0.15 per Warrant. The Board discussed other alternative transactions, the likelihood of receiving a better offer for the Company and the timing of the offer in comparison to other potential transactions. The Board approved finalizing the transaction subject to review of the final Merger Documents.

     On July 29, 1999, the Company received revised drafts of the Merger Documents, which were distributed to all directors.

     On July 30, 1999, the Board held a telephonic meeting. At the meeting, the Company's counsel reported on the negotiations and the terms and conditions of the Merger Documents that had been revised since distribution of the initial draft to the Board. Following a discussion of the Offer and the Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the shareholders and warrant holders of the Company accept the Offer and tender their shares and warrants in the Offer and that shareholders approve and adopt the Merger Agreement.

     From July 30, 1999 through August 2, 1999, the final terms of the Merger Documents were negotiated to the mutual satisfaction of the parties. At the end of business day on August 2, 1999, the Merger Documents were signed and delivered by the respective parties.

     On August 3, 1999, prior to the opening of stock trading, Harris and the Company issued a press release announcing the execution of the Merger Documents.

     Reasons for the Recommendation.

     In reaching its determination described above, the Board considered a number of factors, including, but not limited to the following:

          (i) the financial condition, results of operations and cash flow situation of the Company;

          (ii) the business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

          (iii) the prospects for continued independent operation of the Company in light of market and competitive conditions, including the potential for increased competition from Harris or another company having significantly greater financial resources than the Company that may seek to enter the Company's market;

          (iv) current historical market prices, volatility and trading volume information with respect to the Common Stock of the Company;

          (v) the consideration to be received by the Company holders of Offer Securities in the Merger;

          (vi) the fact that Harris' and Offeror's obligations under the Offer were not subject to any financing condition, and the fact that the Harris' financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement appear to be sufficient;

          (vii) the likelihood that the proposed acquisition would be consummated, including the experience and reputation of Harris and the risks to the Company if the acquisition were not consummated, including (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price;

          (viii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

          (ix) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity and the potential for other third parties with sufficient resources to acquire the Company within a short period of time), the range of possible benefits and risks to the shareholders and warrant holders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

          (x) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $2.35 per share represented a premium of 98% over the last sale price of the Company's Common Stock on July 29, 1999, which was $1.1875; and

          (xi) the availability to shareholders of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not quantify or otherwise attempt to assign relative weights to the factors it considered.

     In light of all the factors set forth above, the Board determined that each of the Merger Agreement, the Stock Option Agreement, the Offer and the Merger is advisable and fair to, and in the best interests of, the holders of Offer Securities, and resolved unanimously to approve the Merger Agreement, the Stock Option Agreement, the Offer and the Merger, and to recommend that holders of Offer Securities accept the Offer and tender their Offer Securities in the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in the Offer Securities have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) To the Company's knowledge, all of the Company's executive officers and directors who own Offer Securities currently intend to tender all of their Offer Securities (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act) pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer or a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition or securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  1   Offer to Purchase, dated August 9, 1999(1)
  2   Letter of Transmittal, dated August 9, 1999(1)
  3   Summary Advertisement, dated August 9, 1999(1)
  4   Agreement and Plan of Merger, dated August 2, 1999, by and among Harris Corporation, Space Coast Merger Corp., and
      Pacific Research & Engineering Corporation(1)
  5   Shareholder Agreements by and among Harris Corporation,
      Space Coast Merger Corp. and each of Jack Williams, The
      Williams Family Trust, Donald and Eileen Naab, David
      Pollard, John Lane, The Robbins Family Trust and John
      Robbins, and Herbert McCord, each dated August 2, 1999(1)
  6   Stock Option Agreement, dated August 2, 1999, by and between
      Harris Corporation and Pacific Research & Engineering
      Corporation(1)
  7   Press Release, dated August 3, 1999, issued by Harris
      Corporation and Pacific Research & Engineering
      Corporation(1)
  8   Restated Articles of Incorporation of Pacific Research &
      Engineering Corporation(2)
  9   Restated By-Laws of Pacific Research & Engineering
      Corporation(2)
 10   Letter to Securityholders of Pacific Research & Engineering
      Corporation, dated August 9, 1999

---------------

(1) Incorporated by reference from Harris Corporation's and the Offeror's
    Schedule 14D-1 filed with the SEC on August 9, 1999.

(2) Incorporated by reference from an exhibit of Pacific Research & Engineering Corporation's Form SB-2, file no. 333-858-LA.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                   PACIFIC RESEARCH & ENGINEERING CORPORATION

                                   By:
                                   ---------------------------------------------
                                       Blake F. Clark, Chief Financial Officer